UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Confirmation of Improper Use of a Company Car by a Former Executive

1. Details

1. Regarding the case where our former executive was summarily indicted on charges of improper use of a company car, the Seoul Central District Court issued a summary order as below:

2. Subject: Choi (former executive)

3. Total amount of fine: KRW 5,000,000

2. Amount	Relevant amount (KRW)	4,580,000
	Equity capital (KRW)	59,663,897,393,468
	Ratio to equity capital (%)	0.00
	Classified as a large-sized corporation?	Yes

3. Actions to be taken		The Company will monitor progress on all matters pertaining to this case.

4. Date of issuance		July 19, 2024

5. Confirmation date		July 26, 2024

6. Other matters to be factored into investment decisions

- This disclosure is made following the summary order issued by the court and is subject to change based on formal trial request and the outcome of the judgment.

- Above 2. ‘Equity capital’ represents total equity as per the consolidated financial statements for FY 2023

- Above 4. ‘Date of issuance’ refers to the issuance date of the summary order, and it does not refer to the date of a final judgment.

- Above 5. ‘Confirmation date’ is the date on which the Company took notice of the summary order.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC. (Registrant)

Date: July 26, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President